UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Merger of the Two Life Insurance Subsidiaries of KB Financial Group

On August 9, 2022, the board of directors of each of The Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) and KB Life Insurance Co., Ltd. (“KB Life Insurance”), both of which are wholly-owned subsidiaries of KB Financial Group Inc. (“KB Financial Group”), resolved to approve the merger of Prudential Life Insurance and KB Life Insurance (the “Merger”). Subsequent to such resolutions, KB Financial Group approved the Merger at an extraordinary general meeting of shareholders held on the same date. The details of the Merger are as follows:

1.	Surviving entity following the Merger: Prudential Life Insurance

2.	Merged entity following the Merger: KB Life Insurance

3.	Expected completion date of the Merger: January 1, 2023

ø	The completion of the Merger is subject to regulatory approvals, and as such, the completion date is subject to change.

4.	Exercise of appraisal rights by dissenting shareholders is not applicable to the Merger, since both Prudential Life Insurance and KB Life Insurance are wholly-owned subsidiaries of KB Financial Group.

For further information, please refer to the related disclosure on the website of Korea Life Insurance Association at https://klia.or.kr, and related filings made by KB Life Insurance with the Financial Supervisory Service of Korea on August 9, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 9, 2022	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer